D.A. DAVIDSON & CO.

Statements of Financial Condition
As of September 30, 2019 and 2018

Assets		2019		2018
Cash and cash equivalents	$	95,035,945	$	105,392,599
Securities owned		85,897,743		61,511,016
Securities segregated under federal regulations		4,999,087		4,995,898
Receivables:				
Customers, net		130,749,609		155,975,555
Brokers, dealers and clearing organizations		55,302,895		39,057,529
Related parties		320,452		656,361
Other		15,016,613		12,937,860
Notes receivable, net		36,561,354		25,371,606
Equipment and leasehold improvements, net		18,824,688		17,425,253
Securities purchased under agreements to resell		18,204,872		15,168,659
Deferred tax asset, net		18,004,106		15,424,874
Goodwill and intangible assets, net		10,040,784		8,419,559
Other assets		25,964,098		18,349,238
Total assets	$	514,922,246	$	480,686,007

Liabilities and Shareholder's Equity

		2019		2018
Liabilities:				
Checks in advance of deposits	$	16,286,398	$	10,588,584
Payables:				
Customers		124,487,032		85,267,756
Brokers, dealers and clearing organizations		6,287,394		3,532,921
Related parties		3,686,075		6,296,380
Accrued employee compensation		59,581,004		82,027,854
Securities sold, not yet purchased		19,282,784		23,042,972
Other payables and accrued liabilities		27,710,745		27,471,367
Total liabilities		257,321,432		238,227,834
Commitments and contingencies		—		—
Shareholder's equity:				
Common stock ($0.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100		100
Additional paid-in capital		145,083,333		128,638,595
Retained earnings		112,517,381		113,819,478
Total shareholder's equity		257,600,814		242,458,173
Total liabilities and shareholder's equity	$	514,922,246	$	480,686,007

See accompanying notes to the statements of financial condition.